SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information to be Included in Statements Filed Pursuant to Rule

13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

FRIEDMAN’S, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

358438109

(CUSIP Number)

KENNETH J. BARONSKY

MILBANK, TWEED, HADLEY & McCLOY LLP

601 S. FIGUEROA STREET, 30TH FLOOR

LOS ANGELES, CA 90017

TELEPHONE: 213-892-4333

(Name, address and telephone number of person authorized to receive notices and communications)

February 2, 2005

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 358438109

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investments, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0 (8) SHARED VOTING POWER 1,523,770 (9) SOLE DISPOSITIVE POWER 0 (10) SHARED DISPOSITIVE POWER 1,523,770

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,770
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (See Item 5(a))
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 358438109

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investments Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0 (8) SHARED VOTING POWER 815,130 (9) SOLE DISPOSITIVE POWER 0 (10) SHARED DISPOSITIVE POWER 815,130

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 815,130
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (See Item 5(a))
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 358438109

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investment Group LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0 (8) SHARED VOTING POWER 2,338,900 (9) SOLE DISPOSITIVE POWER 0 (10) SHARED DISPOSITIVE POWER 2,338,900

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,338,900
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (See Item 5(a))
(14)	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 358438109

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Emanuel R. Pearlman
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0 (8) SHARED VOTING POWER 2,338,900 (9) SOLE DISPOSITIVE POWER 0 (10) SHARED DISPOSITIVE POWER 2,338,900

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,338,900
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (See Item 5(a))
(14)	TYPE OF REPORTING PERSON IN, HC

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) supplements, pursuant to Rule 13d-2(a), the Schedule 13D (the “Schedule 13D”) of Liberation Investments L.P., Liberation Investments Ltd., Liberation Investment Group LLC and Emanuel R. Pearlman, filed with the Securities and Exchange Commission on January 21, 2005. This Amendment relates to the Class A Common Stock (the “Class A Common Stock”) of Friedman’s, Inc. (the “Company”). The principal executive offices of the Company are located at 171 Crossroads Parkway, Savannah, GA 31422.

Item 4 is hereby amended and supplemented as follows:

ITEM 4.	PURPOSE OF TRANSACTION.

On February 2, 2005, the Reporting Persons delivered a proposal to the Company (the “Restructuring Term Sheet”), setting forth the proposed terms of a reorganization of the Company. Under the proposal both the existing Class A Stock and Class B Stock would be replaced by a single new class of Common Stock. In addition to the new Common Stock issued to existing Class A and Class B stockholders, the Company would offer existing stockholders the right to purchase on a pro rata basis up to $30 million of new Common Stock. The Reporting Persons have agreed to backstop the rights offering by agreeing to lead the purchase of the new Common Stock not otherwise purchased in the rights offering. The Restructuring Term Sheet also includes, among other things, a proposal to reorganize the Board of Directors of the Company. A copy of the Restructuring Term Sheet is attached to this Amendment as Exhibit 5 and is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Title

The following exhibit is filed with this Amendment:

Exhibit 5.	Restructuring Term Sheet, delivered on February 2, 2005

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 4, 2005

LIBERATION INVESTMENTS, L.P.
By:	Liberation Investment Group LLC, general partner

By:	/s/ EMANUEL R. PEARLMAN
Emanuel R. Pearlman
General Manager

LIBERATION INVESTMENTS LTD.

By:	/s/ EMANUEL R. PEARLMAN
Emanuel R. Pearlman
Director

LIBERATION INVESTMENT GROUP LLC

By:	/s/ EMANUEL R. PEARLMAN
Emanuel R. Pearlman
General Manager

EMANUEL R. PEARLMAN

/s/ EMANUEL R. PEARLMAN